Peyton Worley

+1 212 479 6349

pworley@cooley.com

VIA EDGAR

December 22, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:              Carlos Pacho

Christine Adams

Ivette Leon

Re:          Tremor Video, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

File No. 001-35982

Ladies and Gentlemen:

On behalf of Tremor Video, Inc. (the “Company”), Cooley LLP is electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated November 18, 2015, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “Comments”).  In this response, the Company is also referred to as “we”, “us” or “our”.

Set forth below are the Company’s responses to the Comments.  For your convenience we have incorporated the Comments into this response letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Revenue, page 24

We note that advertisers are able to purchase campaigns programmatically through your demand platform on a non-guaranteed basis using real-time bidding technology.  Please tell us in detail about the earnings process for campaigns purchased: 1) directly through your demand side platform; 2) through a third-party demand side platform; and 3) through your supply side platform.  Explain to us your related revenue recognition policy for each, including whether you record revenue on a gross or net basis.

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

Response:

Tremor DSP

Our demand platform enables advertisers, agencies and other media buyers, which we collectively refer to as advertisers, to efficiently plan, buy, optimize and measure video ad campaigns.  Advertisers are able to directly access our demand platform through an intuitive and customizable user interface, which we refer to as the Tremor DSP.  We have determined that the delivery and management of an advertising campaign and the value added services we provide to advertisers are the deliverable in our Tremor DSP arrangements.

Clients (i.e., advertisers) use the Tremor DSP to dynamically bid on and purchase individual ad impressions using advanced real-time bidding technology to optimize campaign performance and maximize return on advertising spend.   Our platform is directly integrated with a number of video ad inventory sources, which we refer to as publishers, enabling advertisers to purchase video inventory through a robust auction environment as well as through private marketplaces with select publishers.

To assist our clients with their advertising campaigns, we provide a number of value added services, depending on their individual preferences.  Client support starts with an onboarding process, where a dedicated account manager trains the advertiser through working sessions and provides advice on best practices and strategic recommendations as relates to their campaign goals.  Our client services and operations DSP team sets up the advertiser’s placement of the advertisement, launches the advertisement, performs quality assurance checks and traffics the ad.  For managed service campaigns, our account management team more actively manages the execution of the campaign based on the spend commitments and goals established by the advertiser, including monitoring the pacing and performance of the campaign and setting bid prices in consultation with the client.  We also provide clients with robust customized reporting, advanced analytics and measurement tools that inform targeting and bidding strategies, and access to a full-service creative team to build and customize ad formats.

Advertisers typically enter into a master services agreement that governs their use of the Tremor DSP on an ongoing basis. We are responsible for all obligations associated with the delivery of an advertising campaign to our clients. That is, we are the party responsible for the advertising campaign meeting the objectives specified by an advertiser, and we are responsible for resolving any client satisfaction issues. In the event that any service or campaign delivery issues arise, all inquiries are directed and handled solely through our support personnel. Advertisers are liable to us for all payment obligations, and any billing, invoicing and collection efforts are our responsibility.  We charge advertisers for the cost of video inventory purchased through the Tremor DSP plus a percentage fee, which is negotiated as part of the master services agreement.  Further, per the terms of our contracts, we are liable to publishers regardless of whether we receive payment from an advertiser.

We recognize revenue from the Tremor DSP on a gross basis during the period in which the advertising is delivered.  The Company’s determination to recognize revenue on a gross basis is based on its consideration of the criteria included in FASB ASC Topic 605-45, including the factors described below:

FASB ASC Topic 605-45 Indicators	Gross	Net	Company-Specific Facts

The entity is the primary obligor in the arrangement.	X

We are the primary obligor with our Tremor DSP customers (i.e., advertisers).  Advertisers view us as the service provider in the relationship.  They have no direct relationship with any publishers and are not able to pick specific publishers on which to run their campaigns.  As the direct contracting party with the advertisers, we are solely responsible for all obligations associated with the delivery of an advertising campaign on the Tremor DSP.  Advertisers are not able to seek remedies from any of the publishers on which their campaigns run. As such, we are not acting as an agent for, and cannot bind, our customers in the DSP relationship.

We are responsible for maintaining and improving the Tremor DSP platform to ensure that it delivers on advertisers’ objectives.  In the event that any service or campaign delivery issues arise all inquiries are directed and handled solely through our support personnel.  Moreover, our account management team maintains an active ongoing relationship with our advertiser clients, by providing a number of human value added services including, among other things, assigning a dedicated account manager to each of our advertiser clients.

The entity has general inventory risk (before customer order is placed or upon customer return)	X

We have general inventory risk. We do not own or have legal title to any inventory prior to “delivery” to the customer in the typical sense of inventory risk involving a tangible product.  However, we believe that we have inventory risk because we bear certain economic risks.

Per our publisher agreements, we are legally responsible to

the publisher for the cost of purchased media inventory regardless of whether our clients pay for the underlying advertising.  In the event of any non-payment by an advertiser or any refunds or credits awarded to an advertiser we would bear the entirety of the economic hardship, while our suppliers would bear no economic risk.

The entity has latitude in establishing price.		X

While we do not have latitude in establishing the price paid for inventory purchased through the Tremor DSP as the Tremor DSP dynamically purchases individual ad impressions utilizing real-time bidding technology, we do have latitude in determining the percentage fee that we charge advertisers. These fees are negotiated on a client-by-client basis and can vary significantly from customer to customer.

The entity changes the product or performs part of the service.	X

The deliverable provided in our DSP arrangements is not simply the placement of an advertisement on an available publisher site. Rather, the deliverable is the delivery of an overall ad campaign and the provision of value added services, including the Tremor DSP platform itself.

Client support starts with an onboarding process, where an account manager trains the client on the system, provides advice on best practices and strategic recommendations as it relates to their specific campaign goals, implements the clients user access preferences, and troubleshoots advertising campaign tags.

Our client services and operations DSP team sets up the advertiser’s initial placement of the advertisement, launches the advertisement, performs quality assurance checks, provides assistance in trouble shooting technical issues, and traffics the ad.   For fully managed service campaigns, our account management team more actively manages the execution of the campaign based on the spend commitments and goals established by the advertiser, including monitoring the pacing and performance of the campaign and setting bid prices in consultation with the client.

We also provide clients with robust customized reporting and analytics expertise that inform targeting and bidding strategies.  In addition, at the request of an advertiser, we provide advertisers access to a full-service creative team to build interactive ad units.

The Tremor DSP uses complex decision optimization and bidding technology to maximize the value of an advertiser’s campaign spend for a given performance objective. This technology actually determines which publisher’s video inventory should be bid on and where an advertisement should run.

The entity has discretion in supplier selection.	X

We have discretion in supplier (i.e., publisher) selection provided through the Tremor DSP.

Advertisers are able to select among broadly identified inventory pools on which they wish to buy advertising, but cannot select specific digital media properties or domains within those inventory pools.  The specific digital media properties and domains on which their campaigns runs are determined by the Tremor DSP bidding algorithm in order to optimize performance of the campaign.

Furthermore, our team manually reviews all of the digital media properties and domains represented by a given publisher inventory source to ensure that they meet our quality standards, including testing along various performance metrics.  Based on this review, we create a curated set of digital media properties and domains within each broader publisher inventory source that are available for bidding through the Tremor DSP.

The entity is involved in the determination of product or service specifications.	X

We are solely responsible for fulfilling an advertising campaign through the Tremor DSP.  Advertisers evaluate and select the Tremor DSP based on a number of factors, including: our ability to successfully optimize delivery of their campaign across a range of brand marketing objectives in a cost effective manner; the quality and scale of video inventory and depth of third party integrations to create a robust bidding environment; multi-screen capabilities; our advanced analytics, measurement and verification tools; the reliability of our platform technology; and superior customer service and support.  We determine our product and service specifications in order to effectively deliver advertising campaigns on behalf of our clients.

The entity has physical loss	N/A	N/A	This indicator does not apply as there is no physical inventory

inventory risk (after customer order or during shipping)		risk.

The entity has credit risk.	X

We are exposed to credit risk because we are contractually required to pay publishers for video inventory purchased through the Tremor DSP regardless of whether we are paid by our advertiser clients.   For example, if an advertiser defaults on its payment obligations, we are responsible for all billing, invoicing and collection efforts.

The entity’s supplier is the primary obligor in the arrangement.	X	We have concluded that we are the primary obligor in our Tremor DSP arrangements as indicated in the analysis set forth above.

The amount the entity earns is fixed.	X

The amount we earn under our Tremor DSP arrangements is not fixed.  We charge advertisers for the cost of video inventory purchased through the Tremor DSP plus a percentage fee, which is negotiated as part of the master services agreement.

The entity’s supplier has credit risk.	X

Our suppliers in the Tremor DSP arrangement do not have credit risk.  We are obligated to pay publishers for inventory purchased through the Tremor DSP regardless of when we receive payment from advertisers.

Based on the preponderance of the factors above, we have concluded that revenue derived from our Tremor DSP offering should be recognized and recorded on a gross basis.  In our analysis, we have placed significant weight on the fact that we are the primary obligor in our arrangements.

Third Party Demand Side Platforms and Tremor SSP

We deliver video advertising campaigns through our supply side platform, or SSP, which we introduced during the first quarter of 2015.  Third party demand side platforms, or DSPs, purchase advertising inventory from publishers on our SSP in an open auction environment or through private marketplaces utilizing real-time bidding technology.  These third party DSPs, which are directly integrated with our SSP, act on behalf of advertisers and advertising agencies that wish to transact on our platform on a programmatic basis.  We view the third-party DSPs as our customers in the SSP arrangement and the publishers on our SSP as our suppliers. We have determined that the delivery of an advertising campaign and the value added services we provide to third party DSPs are the deliverable in our SSP arrangements.

All advertising campaigns that are purchased by third party DSPs are transacted through our SSP; accordingly all sales through third party DSPs are recognized as SSP revenue.  Our SSP is also one of many inventory supply sources that is connected to our Tremor DSP; accordingly, advertisers that utilize the Tremor DSP are able to purchase advertising inventory on our SSP.   For internal purposes, we treat any advertising campaigns purchased by the Tremor DSP through our SSP as “Tremor DSP” revenue, which is discussed in detail above. Therefore, the remainder of the discussion below pertains to transactions whereby third party DSPs are purchasing video inventory through our SSP.

We provide a number of value-added services to third party DSPs that purchase inventory on our SSP.  One such service is the SSP platform itself. This platform provides third party DSPs the ability to obtain high quality and unique advertising inventory at scale in a way that is responsive to the needs of their advertising clients.  Our engineering team is responsible for all third party DSP integrations.  These integrations are multi-faceted and often require several months of testing and technical trouble-shooting to ensure that the DSP is able to access the full functionality of our platform.  Once integrated, our team of technical account managers continues to monitor a DSP’s bidding activities in order to identify and resolve any issues associated with ad trafficking or other service related issues, including fixing any broken advertising creative.  We provide reporting to DSPs that inform their trading practices, including insights around bidding behaviors and forecasting tools that assist in media planning.  We also collaborate with DSPs to create custom publisher site lists to best achieve their advertising goals, and facilitate the establishment of private marketplaces through custom deal configurations.

Publishers provide the inventory to our SSP on which we run advertising campaigns.  One of the primary factors on which third party DSPs judge our SSP offering is the ability to provide high quality and unique advertising inventory at scale.  We have complete control of supplier (publisher) selection and which publishers we will allow to access our SSP.  Our publisher focused sales team is responsible for identifying premium, high quality publishers that offer video inventory that is likely to perform against the goals of our DSP customers.  Before a publisher is able to access our platform, our team conducts a thorough vetting process of the publisher’s digital media properties to ensure that they meet our high quality standards.  Moreover, we work with publishers on an ongoing basis to ensure that they are operating in a manner conducive to creating a liquid, high-quality bidding environment for our DSP customers.

Prior to integrating our platform with a given DSP, we enter into a master services agreement that governs the purchasing of inventory on our SSP.   We are responsible for all obligations associated with the DSP’s purchase of advertising on our SSP, including resolving any client satisfaction issues. In the event that any service or campaign delivery issues arise, all inquiries are directed and handled solely through our support personnel.  Our DSP customers are liable to us for all payment obligations, and any billing, invoicing and collection efforts are our responsibility.  We charge third party DSPs for the cost of video inventory purchased through our SSP and pay publishers either a fixed percentage fee or a fixed price per advertising impression. Although we are not contractually obligated to pay publishers on our SSP until we receive payment from the DSP that purchased the publisher’s inventory, in practice, we do in fact pay the publisher regardless of when we receive payment.

We recognize and report revenue from campaigns purchased through our SSP on a gross basis in the period during which the advertising campaign is delivered.  The Company’s determination to recognize revenue on a gross basis is based on its consideration of the criteria included in FASB ASC Topic 605-45, including the factors described below:

FASB ASC Topic 605-45 Indicators	Gross	Net	Company-Specific Facts

The entity is the primary obligor in the arrangement.	X

We are the primary obligor with the third party DSPs that transact on our SSP. These DSPs view us as the service provider in the relationship and have no direct relationship with the publishers on our SSP.

As the direct contracting party with third party DSPs, we are legally responsible for all obligations associated with the delivery of an advertising campaign.  DSPs are not able to seek remedies from any of the publishers on which their campaigns run; similarly no publisher is able to seek remedies from any DSP that purchases their inventory.  As such, we are not acting as an agent for, and cannot bind, our customers, in the SSP relationship.

We are responsible for maintaining and improving the SSP platform to ensure that it delivers on our customers objectives. In the event that any service or campaign delivery issues arise all inquiries are directed and handled solely through our support personnel.  Moreover, our account management team maintains an active ongoing relationship with our third party DSP clients, providing a number of human value added services.

The entity has general inventory risk (before	X		We have general inventory risk. We do not own or have legal title to any inventory prior to “delivery” to the customer in the typical sense of inventory risk involving a tangible product. However, customer order is placed or upon customer return)

we believe that we have inventory risk because we bear economic risks.

We bear economic risk as we pay the publisher for video inventory regardless of whether a third party DSP pays for the underlying advertising service. In the event of any non-payment by a third party DSP or any refunds or credits awarded to  a DSP we would bear the economic hardship, while our suppliers would bear no economic risk.

The entity has latitude in establishing price.		X

Generally, we do not have latitude in establishing sales price for advertising campaigns running through our SSP.  Third party DSPs dynamically purchase individual ad impressions on our SSP.  However, we provide yield optimization recommendations to publishers and set price floor for inventory in consultation with publishers, which impact the ultimate sale price.

The entity changes the product or performs part of the service.	X

The deliverable provided in our SSP arrangements is not simply the delivery of an advertising campaign through our platform. Rather, the deliverable is the delivery of an overall ad campaign and the provision of value added services to our third party DSP customers, including the Tremor SSP platform itself.

We provide a number of value added services to our DSP clients, including onboarding and integration services, technical support and trouble-shooting, and actively monitoring bidding activity in order to identify and resolve any issues associated with ad trafficking.  We also provide reporting to DSPs that inform their trading practices, including insights around bidding behaviors and forecasting tools that assist in media planning.  In addition, we collaborate with DSPs to create custom publisher site lists to best achieve their advertising goals, and facilitate the establishment of private marketplaces through custom deal configurations.

One of the primary factors on which third party DSPs judge our SSP offering is the ability to provide high quality and unique advertising inventory at scale.  We have complete control of supplier (publisher) selection and which publishers we will allow to access our SSP.  Our publisher focused sales team is responsible for identifying premium, high quality publishers that offer video inventory that is likely to perform against the goals of our DSP customers.  Before a publisher is able to access our platform, our team conducts a thorough vetting process of the publisher’s digital media properties to ensure that they meet our high quality standards.  Moreover, we work with publishers on an ongoing basis to ensure that they are operating in a manner conducive to creating a liquid, high-quality bidding environment for our DSP customers.

The entity has discretion in supplier selection.	X

We have discretion in supplier selections through our SSP. Our publisher focused sales team is responsible for identifying premium, high quality publishers that offer video inventory that is likely to perform against the goals of our DSP customers.  Before a publisher is able to access our SSP, our team conducts a thorough vetting process of the publisher’s digital media properties to ensure that they meet our high quality standards.  In many instances, we refuse to do business with a publisher based on its failure to meet these standards.  After a publisher is live on our SSP we continue to monitor its performance and remove any digital properties that do not meet our quality standards or are not performing satisfactorily for our DSP customers.  We also set inventory allocation hierarchies in consultation with publishers, which influence the supply made available through our SSP.

The entity is involved in the determination of product or service specifications.	X

We are solely responsible for determining the product specifications of our SSP.  Third party DSPs primarily evaluate the Tremor SSP based on (1) our ability to offer quality and unique inventory at scale, (2) ease of integration with our platform, (3) superior customer service and support, (4) the reliability of our platform technology, and (5) the quality and scale of inventory available for bidding. We determine product and service specifications in order to maximize the functionality and performance of our SSP for these considerations.

The entity has physical loss inventory risk (after customer order or during shipping)	N/A	N/A	This indicator does not apply as there is no physical inventory risk

The entity has	X		We are exposed to credit risk in our SSP arrangements. We are responsible for all credit risk.

billing, invoicing and collection efforts from third party DSPs.  Although we are not contractually obligated to pay publishers on our SSP until we receive payment from the DSP that purchased the publisher’s inventory, in practice, we do in fact pay the publisher regardless of when we receive payment.   Moreover, the terms of our contracts with DSPs generally provide that the delivery records of the DSP will control when determining the amount they are required to pay us for advertising purchased through our SSP.  However, we pay publishers based on the delivery records of our SSP because these records are relied on by the publisher when tracking their inventory.  Any discrepancies in these records expose us to credit risk since we may pay our suppliers for a higher number of purchased impressions than what we collect from our customers.

The entity’s supplier is the primary obligor in the arrangement.	X	We have concluded that we are the primary obligor in our Tremor SSP arrangements as indicated in the analysis set forth above.

The amount the entity earns is fixed.	X	The amount we earn under our SSP arrangements is not fixed. We charge third party DSPs for the cost of video inventory actually purchased through our SSP.

The entity’s supplier has credit risk.	X

Suppliers in the SSP arrangement do not have credit risk. In practice, we pay our publishers for inventory sold to third party DSPs through the Tremor SSP regardless of when we receive payment from third party DSPs.

Based on the preponderance of the factors above, we have concluded that revenue derived from our SSP offering, including all third party DSP revenue, should be recognized and recorded on a gross basis.  In our analysis, we have placed significant weight on the fact that we are the primary obligor in our arrangements.

* * * * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 479-6349 if you have any questions.

Sincerely,

/s/ Peyton Worley

cc:           John Rego, Chief Financial Officer, Tremor Video, Inc.

Aaron Saltz, General Counsel, Tremor Video, Inc.